SCHEDULE A
TOTAL FUND SOLUTION
INVESTMENT ADVISORY AGREEMENT

FUNDS AND FEES

Series of Total Fund Solution	Annual Fee Rate as % of Current Net Assets

Cromwell CenterSquare Real Estate Fund	0.60%
Cromwell Marketfield L/S Fund	1.40%
Cromwell Tran Sustainable Focus Fund	0.85%
Cromwell Foresight Global Sustainable Infrastructure Fund	0.85%
Cromwell Greenspring Mid Cap Fund	0.75% of the Fund’s average daily net assets up to $250 million, 0.70% of average daily net assets between $250 and $500 million, and 0.65% of average daily net assets in excess of $500 million

This Schedule A was amended with Board approval on May 18, 2023, to add the Cromwell Greenspring Mid Cap Fund to be effective on or about July 31, 2023.

TOTAL FUND SOLUTION	CROMWELL INVESTMENT ADVISORS, LLC
on behalf of the series listed on Schedule A

By: ________________________________	By: _______________________________

Print Name: Michael J. Weckwerth	Print Name: Brian C. Nelson

Title: President	Title: Managing Director

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